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As filed with the Securities and Exchange Commission on November 12, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                   FORM 8-A\A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

                  Chromatics Color Sciences International, Inc.
             (Exact Name of Registrant as Specified in its Charter)

             New York                               13-3253392
        (State of Incorporation)          (I.R.S. Employer Identification No.)

                               5 East 80th Street
                               New York, NY 10021
                                 (212) 717-6544
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)
                    -----------------------------------------


                                    With a copy to:
 Darby S. Macfarlane                       Jeffrey E. LaGueux, Esq.
 Chairperson of the Board  &               Patterson, Belknap, Webb & Tyler LLP
 Chief Executive Officer                   1133 Avenue of the Americas
 5 East 80th Street                        New York, NY 10036-6710
 New York, NY 10021                        (212) 336-2000
 (212) 717-6544


 If this form relates to the               If this form relates to the
 registration  of a class of securities    registration of a class of securities
 pursuant to Section 12 (b) of the         pursuant to Section 12 (g) of the
 Exchange Act and is effective             Exchange Act and is effective
 pursuant to General Instruction           pursuant to General Instruction
 A.(c), please check the following         A.(d), please check the following
 box.  /_/                                 box.   /_/

Securities Act registration statement file number to which this form relates:
                                                              (If applicable)
                                                  ------------

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                    Name of Each Exchange on Which
   to be so Registered                    Each Class is to be Registered
   -------------------                    ------------------------------

          None                                               None



Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
-----------------------------------------------------------------------
                           (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         This Form 8A/A amends and supplements the information set forth in the Registration Statement on Form 8-A filed on February 1, 1993 by Chromatics Color Sciences International, Inc., a New York corporation (the "Corporation").

         The Corporation is authorized to issue 50,000,000 shares of common stock, par value $.001 per share ("Common Stock"). The Corporation is also authorized to issue 11,400,000 shares of preferred stock ("Preferred Stock"), of which 1,400,000 are designated as Class A Preferred Stock, par value $.01 per share (the "Class A Preferred Stock"), and 10,000,000 of which are designated as Class B Preferred Stock, no par value (the "Class B Preferred Stock"). The outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable.

         The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. The holders of the Common Stock are entitled to receive such dividends as may

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lawfully be declared from time to time by the Board of Directors at its discretion, subject to the priorities accorded any class of issued preferred stock. The holders of the Common Stock have no preemptive or conversion rights, nor are there any redemption or sinking fund rights with respect to the Common Stock. Upon any liquidation, dissolution, or winding-up of the Corporation, the holders of Common Stock are entitled to receive all assets remaining after the payment of corporate debts and liabilities and any liquidation preferences of, and unpaid dividends on, any preferred stock which then may be outstanding.

         The Corporation has issued 1,380,000 shares of its Class A Preferred Stock. Each share of Class A Preferred Stock is entitled to one vote per share and votes together with the Common Stock as a single class. The shares of Class A Preferred Stock are entitled to receive dividends at the rate of $.001 per anum as declared by the Board of Directors at its discretion before any dividends are paid on shares of Common Stock. Each share of Class A Preferred Stock is convertible into Common Stock at a rate of .979 shares of Common Stock for each share of Class A Preferred Stock if the Corporation's earnings (i.e. pre tax operating income, before interest expense) for any two consecutive calendar years ending on December 31, 2000 exceed $20,000,000 or the closing bid price of the Common Stock has been at least $31.11 on 30 consecutive trading days at any time ending on December 31, 2000 (each such event a "Triggering Event"). In the event neither Triggering Event occurs, the Corporation will redeem all of the outstanding shares of Class A Preferred Stock at a price of $.01 per share, plus any declared but unpaid dividends. Upon any liquidation, dissolution or winding-up of the Corporation, the Class A Preferred Stock has a liquidation priority over the Common Stock, the Class B Preferred Stock and any other class of capital stock of the Corporation issued and outstanding in the amount of $.01 per share.

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         The Corporation has declared a dividend distribution of one preferred stock purchase right (a "Right") for each share of Common Stock. Each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of a series of Class B Preferred Stock designated as the Class B Series 1 Preferred Stock, par value $.001 per share (the "B1 Preferred Stock"), at a purchase price of $28 per one one-hundredth of a share of B1 Preferred Stock, subject to adjustment. Each share of B1 Preferred Stock entitles the holder to 100 votes on all matters submitted to a vote of the shareholders of the Corporation and votes together with the shares of Common Stock and the shares of Class A Preferred Stock as a single class. Each share of B1 Preferred Stock will be entitled to an aggregate dividend per share, payable quarterly, equal to 100 times the amount of the dividend declared per share of Common Stock during such quarter. In the event that the amount of accrued but unpaid dividends on the shares of B1 Preferred Stock is equivalent to six full quarterly dividends or more, the holders of the shares of B1 Preferred Stock have the right, voting as a separate class, to elect two directors until all cumulative dividends on the shares of B1 Preferred Stock have been paid through the last quarterly dividend payment date. The shares of B1 Preferred Stock are not to be redeemable. Upon any liquidation, dissolution or winding-up of the Corporation, after the payment in full of the liquidation preference of $.01 per share payable with respect to any outstanding shares of Class A Preferred Stock and the liquidation preference payable with respect to the outstanding shares of B2 Preferred Stock described below, the holders of B1 Preferred Stock and the holders of Common Stock will be entitled to receive all assets remaining on a pari passu basis with each share of Class B1 Preferred Stock being treated as 100 shares of Common Stock for this purpose. Until a Right is exercised, the holder thereof will have

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no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

         The Corporation has issued 40,000 shares of a series of Class B Preferred Stock designated as the Class B Series 2 Convertible Preferred Stock, no par value (the "B2 Preferred Stock"). The shares of B2 Preferred Stock are not entitled to any voting rights except as otherwise required by applicable law. The shares of B2 Preferred Stock are subject to mandatory redemption by the Corporation for an amount in cash equal to $115 per share on June 15, 2002, if not sooner converted, unless the Corporation elects in its discretion to extend the redemption date to June 15, 2004. The shares of B2 Preferred Stock are not entitled to any dividend rights unless the Corporation elects to extend the redemption date of the shares to June 15, 2004, in which case dividends would accrue at the rate of $8.00 per share per annum from and after June 15, 2002 which may be paid in cash or shares of Common Stock at the option of the Corporation. Each share of B2 Preferred Stock is convertible into the number shares of Common Stock determined by dividing the $100 face amount thereof by the conversion price of $7.25 per share, subject to adjustment in such conversion price for stock splits, combinations and similar recapitalizations affecting the Common Stock and to downward adjustment if the Corporation issues or agrees to issue additional shares of Common Stock (excluding options under the Corporation's 1992 Stock Option Plan, as amended, and certain other excluded securities) at a price of less than $7.25 per share to the price at which the Corporation issues or agrees to issue the lower-priced shares of Common Stock or securities convertible or exchangeable for shares of Common Stock. The shares of B2 Preferred Stock are subject to mandatory conversion into shares of Common Stock at the option of the Corporation at any time after December 15, 1999 if

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the average closing bid price of the Common Stock for ten consecutive trading days equals or exceeds $10.88 per share. Upon any liquidation, dissolution or winding-up of the Corporation, after the payment in full of the liquidation preference payable with respect to any outstanding shares of Class A Preferred Stock, the holders of shares of B2 Preferred Stock are entitled to receive the amount of $100 per share, together with all accrued but unpaid dividends, prior to the liquidation preference of the shares of B1 Preferred Stock and Common Stock described above.

Item 2.           Exhibits.

*3.1              Registrant's Restated Articles of Incorporation.

**3.2             Registrant's By-laws.

**4.1             Specimen Form of Common Stock Certificate.



* Incorporated by reference to exhibit bearing the same number from the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 23, 1999.

** Incorporated by reference to exhibit bearing the same number from the Registrant's Registration Statement on Form S-1 (Registration No. 33-54256) filed with the Securities and Exchange Commission on November 5, 1992, as amended.



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                                       SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               Chromatics Color Sciences International, Inc.


November 12, 1999              By:/s/ Darby S. Macfarlane
                                  -----------------------------
                                        Darby S. Macfarlane
                                        Chairperson of the Board








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